51 Madison Avenue

New York, New York 10010

April 19, 2024

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your additional comments made telephonically on April 16, 2024, regarding the Registrant’s filing on December 18, 2023, of Post-Effective Amendment No. 113 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 119 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ MacKay Securitized Income ETF (the “Fund”), a series of the Registrant. References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Registrant with the Staff of the Securities and Exchange Commission (the “Staff”) on April 5, 2024. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: The Staff reiterates Comment 2 to the Registrant’s Prior Correspondence Letter. Please supplementally provide the Staff with information that takes into account relevant market, trading, and investment-specific considerations about the non-agency collateralized mortgage obligations (“CMOs”) and collateralized loan obligations (“CLOs”) in which the Fund will principally invest. Responses should include information concerning relevant factors referenced in Rule 22e-4 relief (see Adopting Release, Investment Company Liquidity Risk Management Programs, Release No. IC-32315 (2016) at pp. 154-155).

Response: The response to this comment will be provided under separate cover.

Comment 2: Please delete the disclosure in the section entitled “Performance Information” of the prospectus included in reliance on MassMutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995 (“MassMutual”), as only predecessor accounts that are excluded from the definition of “investment company” as defined in Section 3(c)(1), 3(c)(3) or 3(c)(11) of the 1940 Act may rely on the relief (see Staff comment no. 5 to The Glenmede Fund, Inc. dated December 20, 2016).

Response: The Predecessor Account may rely upon the exemption set forth in Section 3(c)(3) of the 1940 Act from the definition of “investment company” under the 1940 Act. The Predecessor Account is a private account used solely to manage assets for New York Life Insurance and Annuity Corporation (“NYLIAC”). NYLIAC is an “insurance company” as defined under Section 2(a)(17) of the 1940 Act. Because the securities and investments in the Predecessor Account are assets of NYLIAC, the Predecessor Account is properly excluded from the definition of “investment company” pursuant to Section 3(c)(3), one of the exemptions the Staff has deemed may be relied upon under MassMutual as reflected in the prior staff comments to The Glenmede Fund, Inc. to which the Staff has directed the Registrant.

As set forth in the Prior Correspondence Letter, the facts and circumstances surrounding the use of the Predecessor Account’s performance information align with the facts and circumstances set forth in MassMutual. Thus, the Fund may properly include the Predecessor Account’s performance information, consistent with the requirements and analysis set forth in MassMutual and subject to the required disclosures in MassMutual, in the Form N-1A Item 4 disclosure in the Fund’s prospectus.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:

Jack Benintende, Chief Operating Officer

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

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